UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

DEXCOM, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-51222	33-0857544
(State or other jurisdiction of incorporation or organization )	(Commission File Number)	(IRS Employer Identification No.)

6340 Sequence Drive, San Diego, California    92121

(Address of Principal Executive Offices)     (Zip Code)

Patrick M. Murphy
(858) 200-0200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2019

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of DexCom, Inc. (“DexCom”) for the reporting period January 1 to December 31, 2019 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at DexCom’s website at https://investors.dexcom.com/sec-filings.

Item 1.02. Exhibit.

DexCom has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Exhibit Number	Description of Document

1.01	DexCom, Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DEXCOM, INC.
Dated: June 1, 2020	By:	/s/ Patrick M. Murphy_____________
	Name:	Patrick M. Murphy
	Title:	Executive Vice President and Chief Legal Officer